

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2025

Douglas Polinsky
Chief Executive Officer
SUI Group Holdings Limited
1907 Wayzata Boulevard, Suite 205
Wayzata, MN 55391

> **Re: SUI Group Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **August 28, 2025**
> **File No. 333-289438**

Dear Douglas Polinsky:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 18, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Recent Developments
The SUI Strategy, page 4

1. Refer to your response to prior comments 1 and 7. We note your revised disclosure regarding your recent acquisitions of SUI and your current holdings of 96,318,536 SUI, which were purchased for an aggregate purchase price of approximately $350.8 million. Please revise to disclose the average price per SUI, the percentage of your treasury holdings that are currently invested in crypto assets, including USDT and USDC. In this regard, we note your disclosure on page 11 that "[y]our SUI holdings represent 85% of [y]our digital asset holdings with the balance being held in USDT and USDC stablecoins." In addition, we note that you intend to use $140 million of the Cash PIPE Proceeds to acquire additional SUI. Please revise to disclose how you

intend to purchase such additional SUI, including whether this purchase will be pursuant to the Digital Asset Purchase and Sale Agreement with the Sui Foundation, certain third-party trading platforms or through certain brokers. Please disclose whether you have any agreements in place for this purpose, and, if so, please identify the parties to the agreements, disclose the material terms of the agreements, and file the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. Also disclose when you intend to purchase the additional SUI.

The SUI Strategy, page 19

2.   Refer to your response to prior comment 2. Please disclose whether you have received the Sui Foundation's approval to stake the SUI purchased pursuant to the Digital Asset Purchase and Sale Agreement, and, to the extent that you have begun to stake SUI, please disclose the percentage of your SUI holdings that are currently staked. Please also disclose the percentage you plan to stake going forward. In addition, please disclose the identities of your Staking Service Providers, disclose the material terms of your agreements with the Staking Service Providers, and include the agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. In addition, with a view towards revised disclosure, please tell us how you estimate that you will earn approximately 2.2% of the amount of staked SUI per year if "[t]he amount of SUI [you] receive as reward for [your] staking activity can vary significantly." Also disclose the unbonding period of your staked SUI and address the risks of liquidity if 81% of your treasury holdings are invested in SUI and 100% of your SUI holdings are staked.

The SUI, SUI Markets and Regulation of SUI, page 22

3.   We note your revised disclosure in response to prior comment 8. Please revise to disclose the current unlocked supply of SUI and the schedule related to unlocking the remaining supply. In addition, please revise to disclose the range of gas fees required for transfers on the SUI network.

        Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Crypto Assets